October 13, 2020

VIA EDGAR
Division of Corporation Finance
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Melissa Raminpour, Accounting Branch Chief
Charles Eastman, Staff Accountant

Re:	HASBRO, INC.
Form 10-K for the period ended December 29, 2019
Filed February 27, 2020
File No. 001-06682

Dear Ms. Raminpour and Mr. Eastman:

This letter is submitted on behalf of Hasbro, Inc. (the “Company”), in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated September 28, 2020.

For your convenience, we have set forth the original comments from your letter in bold and italicized typeface to which we are responding.

Form 10-K for the period ended December 29, 2019
Management's Discussion and Analysis
Results of Operations, page 38

1.We note your chart disclosing the change in net revenues by brand portfolio for each year in the three years ended December 29, 2019. In the accompanying discussion of the variances, by portfolio, you identify component product brands and discuss the general impact they had on the growth, or decline, in net revenues but do not otherwise quantify their impact. In future filings, please revise your disclosures to quantify the reasons for the change in order for an investor to discern the relative contribution of each of the multiple components cited to the total change. The impacts of material variances in identified components that offset each other should be separately disclosed, quantified, and discussed rather than netting them. Please provide us with examples of your intended disclosures based on current financial results. Refer to FR-72 for additional guidance.

Company Response:
Within total net revenues, Hasbro discloses the performance of its portfolio of brands by major branded product lines and market categories in order for investors to understand our business as a whole. For 2019, these portfolios comprised: Franchise Brands; Partner Brands; Hasbro Gaming; and Emerging Brands. Hasbro has historically disclosed its revenues in these portfolios, as each of the portfolios represent different components of our business that give our investors an understanding of how our owned brands and licensed brands are performing. Hasbro’s discussion of revenues quantifies the year-over-year changes in each of these portfolios and provides analysis of the material reasons for the changes, such as theatrical releases of movies in one particular year versus another. In addition, within these brand disclosures, the Company also discusses any known trends or events that are driving the results of the brand performance, complying with the requirements of FR-72. The Company would also like to note its operating results disclosure in its Segment Results discussion, which adds further clarity to the performance of the brands by segment.

The Company has not historically disclosed the contribution of each individual brand as we have over 200 active brands in our overall portfolio and the individual brand performances are not material to the overall understanding of our business. Further, the hit-driven nature of the toy and game industry makes sales of certain brands more popular than others at different times, and it is not always possible to identify outside trends or factors, such as a movie release, that are the material drivers contributing to the change in sales, other than consumer demand at any particular time.

To comply with the Staff’s comments, the Company will in future filings focus its disclosure on the brands that had a more meaningful contribution to our results and ensure that the brands are discussed in order of magnitude of the impact. The Company will continue to discuss the significant drivers behind brand performance where known events or trends drove the results.

Below is an example of the enhanced disclosure we intend to include using our Franchise Brand discussion from the Company’s Form 10-Q for the period ended June 30, 2020:

FRANCHISE BRANDS: Net revenues in the Franchise Brands portfolio decreased 35% in the second quarter of 2020 compared to the second quarter of 2019. Declines in MAGIC: THE GATHERING and NERF revenues drove the majority of the decline in Franchise Brands revenues, while PLAY-DOH and TRANSFORMERS revenues also contributed to the overall decline. As discussed in the Segment Results below, much of this decline was driven by reduced consumer purchasing, delays in supply chains and other disruptions to the business as a result of the impact of the COVID-19 pandemic. For MAGIC: THE GATHERING, differences in release cadence compared to the prior year also drove the decline.

Notes to Consolidated Financial Statements
Revenue Recognition, page 72

2. You disclose the launch of MAGIC: THE GATHERING ARENA, a free-to-play online adaptation of the MAGIC: THE GATHERING card game, late in the third quarter of 2019. In your revenue recognition policy, you disclose that "end users make in- application purchases of virtual currencies, via the Company’s platform providers, with such purchased virtual currencies to be used in the games. The Company records revenues from in-application purchases based on either the usage patterns of the players or the player’s estimated life." In addition, you disclose that digital game revenues are recognized within six months of purchase. To help us better understand your disclosure please address the following:

•Describe your policy for refunds related to in-game purchases.
•Can virtual currency expire if unused?
•Can virtual currency be transferred or otherwise sold by the customer?
•Describe what a 'usage pattern' is and how that pattern is used to determine the timing of revenue recognition.
•For player accounts that have un-recognized deferred revenue, what is your policy for recognizing the related revenue in cases where the account appears to be inactive?
•Clarify how you determine whether you are the principal or the agent in the arrangements with the third-party platform providers, given it appears that you recognize some revenue on a gross basis and some on a net basis. In your response, tell us the amounts of revenue recognized on a gross basis and on a net basis for the periods presented.
•You have disclosed that revenues are recognized within six months. Tell us how this timing aligns with the player's estimated life. If the estimated player's life is longer than six months, tell us what impact that has, if any, on the timing of revenue recognition.

Company Response:

The referenced disclosure in the 2019 10-K regarding Hasbro’s revenue recognition policy for digital gaming revenues covers two businesses at Hasbro. The first is our Wizards of the Coast business, which created and hosts the digital games MAGIC: THE GATHERING ARENA (“Arena”) and MAGIC: THE GATHERING ONLINE. The revenues for these digital games accounted for approximately 80% of the digital gaming revenues reported in 2019, with Arena comprising approximately 70% of the total. MAGIC: THE GATHERING ONLINE is the predecessor game to Arena. The remaining 2019 digital game revenues were generated by our Backflip business, which created and distributed several digital games. The Company made the decision to close its Backflip business in 2019, and therefore, the policy for this business is no longer relevant to the Company. As such, we focus our responses below as they relate to our policy for recognizing revenues for Arena. In addition, the Company would like to clarify that Arena was launched in the third quarter of 2018.

•Describe your policy for refunds related to in-game purchases.
For Arena, a player cannot obtain any refunds for purchasing Virtual Currency or Virtual Items, except as expressly permitted by Wizards of the Coast.
Wizards occasionally makes an exception to this policy and in rare instances provides refunds for purchases. The total refunds provided in 2019 were approximately $97,000.

•Can virtual currency expire if unused?
For Arena, the Virtual Currency has no expiration.

•Can virtual currency be transferred or otherwise sold by the customer?
For Arena, the Virtual Currency cannot be sold or transferred.

•Describe what a 'usage pattern' is and how that pattern is used to determine the timing of revenue recognition.
Arena recognizes revenue based on the usage pattern of the player or the estimated play-life depending on the nature of the game item purchased in exchange for virtual currency. Players are able to exchange virtual currency for entrance into events, for which revenue is recognized in the month in which the event occurs, consistent with the usage pattern of the virtual currency. Players are also able to exchange virtual currency for incremental ‘booster packs’ of cards. The player continues to benefit from the incremental cards throughout their play-life, and therefore, Arena uses the player’s estimated play-life when determining the timing of revenue recognition.

•For player accounts that have un-recognized deferred revenue, what is your policy for recognizing the related revenue in cases where the account appears to be inactive?
As it relates to deferred revenue on inactive accounts, the Company has a policy of not recognizing any unused currency on inactive accounts since the launch of the game. In 2019, Arena was still in its early life-cycle and at that time, the Company did not have established patterns as it relates to inactive accounts. As such, the Company made the decision to not recognize the related revenues on the inactive deferred revenue accounts until further analysis could be made. Currently, inactive accounts continue to represent an immaterial amount of our deferred revenue balance. Based on current data, approximately $2.5 million of deferred revenue is related to inactive accounts on Arena.

Given the immaterial nature of the deferred revenue associated with inactive accounts, the Company is still evaluating the data to determine the prospective recognition pattern.

•Clarify how you determine whether you are the principal or the agent in the arrangements with the third-party platform providers, given it appears that you recognize some revenue on a gross basis and some on a net basis. In your response, tell us the amounts of revenue recognized on a gross basis and on a net basis for the periods presented.
Arena recognizes all revenues on a gross basis. Wizards of the Coast hosts the Arena game on its own platform and therefore does not use a 3rd party platform provider. Without a 3rd party platform provider, Wizards of the Coast is the only party responsible for fulfilling the promise under the contract to the customer. Wizards of the Coast also sets all pricing for in-app purchases. As a result, Wizards of the Coast is the principal in these arrangements.

Total revenue recorded through arrangements with third-party platform providers is recorded net and was not material, accounting for less than $1 million of revenue in 2019.

•You have disclosed that revenues are recognized within six months. Tell us how this timing aligns with the player's estimated life. If the estimated player's life is longer than six months, tell us what impact that has, if any, on the timing of revenue recognition.
The estimated play-life of an Arena player is calculated using the median player life of all paying players. That calculation is computed quarterly and as of December 29, 2019 was 149 days. For Arena’s deferred revenues relating to durables, our deferral period is over a period of 5 months. If the estimated player life in future quarterly calculations exceeded 5 months, the deferral period would increase to align with that new calculation.

If you have any questions or desire further information regarding the Company’s responses, please contact me at (401) 727-5500.
Sincerely,
/s/ Deborah Thomas
Deborah Thomas
Executive Vice President and Chief Financial Officer